Exhibit 99.3
THE CLOROX COMPANY
RETURN ON INVESTED CAPITAL

Dollars in millions	FY06	FY05	FY04	FY03	FY02
Gross profit	$1,959	$1,895	$1,831	$1,815	$1,637
Selling and administrative expenses	631	551	543	523	516
Advertising costs	450	435	420	446	381
Research and development costs	99	88	84	75	64

Adjusted operating profit	779	821	784	771	676
Restructuring and intangible amortization in operating profit	9	15	8	4	(4)

Subtotal	788	836	792	775	672

After tax	529	543	516	508	480
Average invested capital (1)	3,965	3,898	3,819	3,658	3,841
Return on invested capital	13.3%	13.9%	13.5%	13.9%	12.5%
change versus prior year	-60bps	+40 bps	-40 bps	+140 bps

(1)	Average Invested Capital includes total assets less current liabilities (excluding short-term debt) adjusted to add back cumulative historical goodwill amortization, impairment and restructuring charges since fiscal year 1989.